February 3, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Note: This Correspondence is in response to the staff phone call to our Company’s counsel, Adam Tracy. No physical comment letter was issued to us so we are responding to the comments verbally made to Mr. Tracy in regards to our Company’s S-1/A Filing.

Additional Note: We have also amended the unaudited financials for the period ending September 30, 2014 as there was a clerical error with the amount of shares that was listed as issued and outstanding. The summary of Financial Information was also amended accordingly.

Re: NL One Corporation

Form S-1/A

Filed December 8, 2014

File No. 333-198528

To the men and women of the SEC:

On behalf of NL One Corporation (“we”, “us”, or the “Company”), are responding to comments made via a phone call made to our Company’s counsel Adam Tracy, addressed to Mr. Jeffrey DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on December 8, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

1. Please attach a revised opinion reflecting the change in the number of shares being registered for sale.

COMPANY RESPONSE

We have attached the revised opinion to reflect the change in the number of shares being registered for sale.

2. Please update the compensation figures to reflect the entirety of 2014 as it is now 2015.

COMPANY RESPONSE

We have revised the above accordingly on page 24.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 3, 2015

/s/ Jeffrey DeNunzio

President & CEO